SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For: October 31, 2012

BONSO ELECTRONICS

INTERNATIONAL INC.

(Translation of Registrant’s name into English)

1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__	Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____	No ___X__

Exhibits

99.1 Press Release dated October 12, 2012

PHOTO RELEASE

Bonso enters new era. Grand opening of new facility at Xinxing, China

HONG KONG, October 12, 2012 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO), a designer and manufacturer of sensor based products, reported the grand opening ceremony of its new manufacturing facility at Xinxing (Guangdong Province, China) was conducted on September 27, 2012.

Anthony So, Chairman of BONSO Group (sixth from right) with company directors/managers and guests.

New facility with approx. 21000 sq. meter of production floor space.

Bonso new manufacturing complex at Xinxing (Guangdong Province, China) has a land area of approximately 130,000 sq. meter. The first phase of construction has been completed which consists of a production facility, a warehouse and three dormitories. The production facility consists of three stories with approximately 21000 sq. meter of production floor space can increase our production capacity.

Anthony So, the Chairman of Bonso, stated, "We are extremely excited about the opening of our new manufacturing facility. The additional production capacity will provide Bonso with the opportunity to expand its business even further. In early 2013, we will begin our second phase construction which will bring a modern and stylish office building to the site.”

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and telecommunications products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.
(Registrant)

Date: October 31, 2012	By: /s/ Albert So
Albert So, Chief Financial Officer and Secretary